May 16, 2007
Via Edgar and Federal Express
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Daniel F. Duchovny, Esq.
Division of Corporation Finance

Re:	The Cronos Group
Schedule 13E-3
File No. 005-47841
Filed: April 3, 2007

Preliminary Proxy Statement
On Schedule 14A
File No. 005-24464
Filed: April 3, 2007
Ladies and Gentlemen:
     On behalf of The Cronos Group (“Cronos” or the “Company”), we set forth below the responses of the Company and, as applicable, CRX Acquisition Ltd. (“Purchaser”), FB Transportation Capital LLC (“FB Transportation”), Fortis Bank S.A./N.V., Fortis Capital Corp. (“FCC”), and Fortis Bank (Nederland) N.V. (collectively, the “Fortis Entities”), to the comments of the staff (“Staff”) set forth in its letter of May 3, 2007 to the undersigned with respect to the above-referenced filings. For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold, followed in each case by the response. All references to page numbers in the responses are to the page numbers in the amended Preliminary Proxy Statement filed concurrently with the submission of this letter.
     To the extent that any response relates to information concerning the Fortis Entities, such response is included in this letter based on information provided to the Company and to us by the Fortis Entities or their representatives.
     Concurrently with the submission of this letter, the Company is filing via Edgar an amended preliminary Proxy Statement (the “Proxy Statement”) and Amendment No. 1 to the 13E-3 Transaction Statement (the “Schedule 13E-3”). The Proxy Statement and Schedule 13E-3 reflect the Company’s and, as applicable, certain of the Fortis Entities’ responses to the Staff’s comments, as well as certain conforming and updating changes.

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

          For the Staff’s convenience, we have enclosed a marked copy of the Proxy Statement and Schedule 13E-3 with the paper copy of this letter being transmitted to the Staff by overnight delivery.
          The Company, Peter J. Younger, Purchaser, and those additional filing persons that have been added to the Schedule 13E-3 in response to the Staff’s comments, acknowledge that:
•	Each filing person is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and Schedule 13E-3;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement or the Schedule 13E-3; and

•	A filing person may not assert that Staff comments are a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Any revisions to or amendments of the filings, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.
General Company Responses
          Certain comments recur throughout the Staff’s letter of comments to which the Company wishes to address initially.
     A. The Assets Sale vs. the Going Private Transaction. The transaction committee of the Company’s board of directors draws no distinction between the proposed sale of the Company’s assets to Purchaser (referred to as the “Assets Sale”) and the “going private transaction.” They are one and the same thing. They are not separate components of a plan initiated by management or any affiliate of the Company to take the Company private. The proposed Assets Sale to Purchaser is the culmination of an extended negotiation process, with numerous parties, including competitors of the Company, as detailed in the Company’s Proxy Statement under “Special Factors —Background of the Transaction.” This process was initiated by a competitor of the Company, not by the Purchaser or by the management of the Company. The reason the Assets Sale qualifies as a going private transaction under Rule 13e-3 is because Purchaser may be deemed an affiliate of the Company and because, following the closing of the Assets Sale, the Company will dissolve and liquidate, delist its common shares from the Nasdaq Global Market, and de-register its common shares under Sections 12(b) and 12(g) of the Exchange Act. While the transaction committee was aware of the relationship between Purchaser and the Company in negotiating the terms of the Assets Sale, the committee approved the Assets Sale as the superior proposal for the reasons stated in the Proxy Statement under “Special Factors — Reasons for the Transaction Committee’s Recommendation” and did not take up or bifurcate its analysis between the Assets Sale and the consequences of the Assets Sale.

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

     B. Role of Interested Shareholders. The process that led to the Company’s agreement to the Assets Sale with Purchaser spanned 29 months and was managed by the transaction committee, composed solely of the Company’s independent directors. The process began in September 2004 with an indication of interest in acquiring the Company from a competitor, and not by any of the Fortis Entities or by the management of the Company. None of the Fortis Entities exercised any control over the transaction committee, the process followed by the transaction committee in negotiating a potential transaction with third parties, or the negotiations conducted by the transaction committee with Purchaser over the proposed Assets Sale. As detailed in the Proxy Statement under “Special Factors — Background of the Transaction,” once Mr. Younger disclosed his potential affiliation with the Fortis Entities to the transaction committee, Mr. Younger was excluded from all deliberations and substantive negotiations conducted by the committee with third parties and with Purchaser.
          The Fortis Entities and their affiliates own, in the aggregate, 300,000 of the Company’s outstanding common shares, representing 3.9% of the Company’s 7,645,673 outstanding common shares. The Management Investors (Messrs. Tietz, Younger, Vaughan, and Kirby) own, in the aggregate, 37,095 of the Company’s outstanding common shares, representing less than 1% of the Company’s outstanding common shares.
          Approval of the Assets Sale and three related proposals are referred to in the Proxy Statement as the “Transaction Proposals.” All of them must be approved for any of them to become effective. Two of them require the approval of the holders of at least two-thirds of the Company’s outstanding common shares at a meeting in which a quorum composed of shareholders owning at least one-half of the outstanding common shares of the Company is present, in person or by proxy. Accordingly, at the first special meeting of Cronos’ shareholders called to consider the Transaction Proposals, if only a bare quorum of shares were present, approval of the Transaction Proposals would require that shareholders unaffiliated with the Fortis Entities and holding at least 87% of the required vote approve the Transaction Proposals (representing at least 58% of the shares present at the meeting).1 If the holders of all of the Company’s outstanding shares attended the meeting, in person or by proxy, then shareholders unaffiliated with the Fortis Entities and holding at least 93% of the required number of votes to approve the Transaction Proposals would have to vote for approval (representing 62% of the shares present).2 The shareholders of Cronos with no affiliation with the Fortis Entities will, therefore, determine whether the Transaction Proposals are approved, not the Fortis Entities or the Management Investors.
          In light of these considerations, the Committee believes that the procedure for approval of the Assets Sale by the shareholders of the Company is fair notwithstanding that the

[1]	A bare quorum would consist of 50% of 7,645,673 shares, or 3,822,837 shares. Two-thirds of this number of shares is 2,548,558. Subtracting the number of common shares held by the Fortis Entities and the Management Investors (337,095) leaves 2,211,463 shares that must vote for the Transaction Proposals for them to become effective, representing 87% of 2,548,558 shares and 58% of the 3,822,837 shares present at the meeting.

[2]	Calculated using the same formula described in note 1.

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

Assets Sale does not require the approval of a majority or at least two-thirds, as the case may be, in interest of the “unaffiliated security holders” of Cronos (as defined in Rule 13e-3(a)(4)).
     C. Status of Mr. Walker. S. Nicholas Walker has been a director of Cronos since 1999. He chairs the transaction committee. Each year since 2003 (when Nasdaq commenced requiring a finding of independence), the board of directors of the Company has determined that Mr. Walker qualifies as an “independent” director within the meaning of Nasdaq’s Stock Market Rule 4200. See “Corporate Governance — Independent Directors” (page 98) in the Proxy Statement. While Mr. Walker and investment funds that he manages own approximately 19% of the Company’s outstanding common shares, Nasdaq itself, in its IM-4200, “Definition of Independence” states: “Because Nasdaq does not believe that ownership of company stock by itself would preclude a board finding of independence, it is not included in the aforementioned objective factors [precluding a board finding of independence.]”
          Mr. Walker is not on the “other side” of the proposed Assets Sale to Purchaser: he is not a director, officer, employee, shareholder, or otherwise affiliated with Purchaser, and there is no agreement between Mr. Walker and the Fortis Entities whereby he will serve as or become a director, officer, employee, or shareholder of Purchaser, or otherwise become affiliated with Purchaser.
          The transaction committee believes there is no more compelling reason in support of its recommendation that the Assets Sale be approved by the Company’s shareholders than that the three members of the committee, all independent directors, own a material amount of the Company’s outstanding common shares and will share in the proceeds of the Assets Sale on the same basis as the unaffiliated shareholders of the Company. See “Special Factors — Reasons for the Transaction Committee’s Recommendation — Committee Members’ Share Ownership” (pages 32-33).
Schedule 13E-3
1.	Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We believe that FB Transportation Capital LLC, Fortis Bank S.A./N.V., Fortis Bank S.A./N.V. Cayman Islands Branch, Fortis Capital Group, Fortis Bank (Nederland) N.V. and all of the Management Investors are affiliates engaged in the going private transaction and should be added as filing persons to the Schedule 13E-3. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, please provide us your detailed legal analysis addressing why you believe these persons are not filing persons.

Management Investors. Management Investors Dennis J. Tietz, Frank P. Vaughan, and John C. Kirby have been added as filing persons with respect to the Schedule 13E-3, and the Schedule 13E-3 and the Proxy Statement have been updated to provide the requisite disclosures regarding these Management Investors. See, e.g., “Special Factors — Position of Management Investors as to Fairness” (pages 42-43).

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

Fortis Entities. As requested by the Staff, FB Transportation and FCC have also been added as filing persons to the Schedule 13E-3, and the Schedule 13E-3 and the Proxy Statement have been revised to provide the requisite disclosures regarding these entities. However, by doing so, neither of them concede that they are an “affiliate” of the Company.
We are assuming that the Staff’s reference in this comment to “Fortis Capital Group” was intended to refer to Fortis Capital Corp. As described in “Special Factors — Background of the Transaction — Indications of Interest by Other Interested Parties” (pages 11-13) and elsewhere in the Proxy Statement, certain officers and employees of FCC were involved in negotiations with the Company regarding the Assets Sale.
“Fortis Bank S.A./N.V. Cayman Islands Branch” is the same entity as Fortis Bank S.A./N.V. Fortis Bank S.A./N.V. has branches in the U.S. and in the Cayman Islands, as well as in other countries throughout the world; the guaranty of the obligations of Purchaser and FB Transportation under the Asset Purchase Agreement was issued by its Cayman Islands Branch pursuant to the terms of the Asset Purchase Agreement.
Based upon information provided on behalf of Fortis Bank S.A./N.V. and Fortis Bank (Nederland) N.V. (together, the “Fortis Bank Entities”), it is respectfully submitted that neither of the Fortis Bank Entities is an affiliate of the Company engaged in a Rule 13e-3 transaction, and, therefore, neither of them should be considered a filing person for Schedule 13E-3 purposes.
A person would be deemed to be a filing person under Rule 13e-3, if (i) it were an “affiliate” of the Company before the transaction, and is, or could be deemed to be, directly or indirectly, an “affiliate” of Purchaser following the transaction, and (ii) it were engaged in the Rule 13e-3 transaction. As described in the following paragraphs, we do not believe that either of the Fortis Bank Entities has a filing obligation under Rule 13e-3.
In considering what distinguishes the Fortis Bank Entities from FB Transportation and Purchaser, we first note that the only common shares of the Company known to be owned by any Fortis entity are 150,000 common shares owned by Fortis Bank (Nederland) N.V. (which is an indirect wholly-owned subsidiary of Fortis Bank S.A./N.V.), and 150,000 common shares owned by FB Aviation & Intermodal Finance Holding B.V., an indirect wholly-owned subsidiary of Fortis Bank (Nederland) N.V. This ownership has been disclosed in Fortis’ Schedule 13D as filed with the Commission on March 12, 2007. See also “Special Factors — Transactions in Cronos’ Common Shares” (page 53) in the Proxy Statement. These shares were issued in connection with a refinancing of the Company’s commercial loan indebtedness in 1999. Together, these shares represent only 3.9% of the outstanding common shares of the Company. These entities will be receiving the same amount of cash per share in the liquidation of the Company as the other shareholders of the Company. These shares are not being contributed to Purchaser in exchange for equity of Purchaser and neither of these entities is acquiring any common shares of Purchaser.

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

The current commercial debt facilities that Fortis Bank (Nederland) N.V. has in place with the Company and CF Leasing, Ltd. are typical asset-based revolving lines of credit having customary covenants and remedies provisions. The terms of these facilities do not afford Fortis Bank (Nederland) N.V. any rights with respect to the governance of the Company. It is expected that these debt facilities will be extinguished and retired in connection with the closing of the Assets Sale.
As guarantor, Fortis Bank S.A./N.V.’s Cayman Islands Branch is not a party to the Asset Purchase Agreement, but has provided a separate guarantee. This guarantee provided by the Branch is a typical commercial guarantee of payment to the Company of the payment obligations of FB Transportation and Purchaser.
This separate guarantee of payment does not, in our view, rise to the level of Fortis Bank S.A./N.V.’s being deemed “engaged in the Rule 13e-3 transaction.”
The guidance contained in Section II.D.3 of the Commission’s Current Issues and Rulemaking Projects Outline, dated November 14, 2000, provides that “where management of the issuer-seller that will be going private is essentially ‘on both sides’ of the transaction, the purchaser also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, required to file on Schedule 13E-3.” In issuing this statement, the staff referred to Release 34-16075 that was issued when Rule 13e-3 was adopted, in which the Commission noted that “affiliates of the seller often become affiliates of the purchaser through means other than equity ownership as part of the overall sales transaction and thereby are in control of the seller’s business both before and after the transaction.”
This analysis does not extend to the Fortis Bank Entities. Neither of the Fortis Bank Entities has the ability, directly or indirectly, to “control . . . the seller’s business both before and after the transaction.”
Adding the Fortis Bank Entities as filing persons would not add meaningfully to the disclosure of information relevant to the Company’s shareholders who will vote on the transaction. It is submitted that the investor protection purposes of Rule 13e-3 are fully served by the Schedule 13E-3 and proxy rules disclosure provided with respect to the Management Investors, Purchaser, FB Transportation, and FCC. In addition, by virtue of General Instruction C to Schedule 13E-3, the Schedule 13E-3 and Proxy Statement for this transaction contain virtually all of the same information concerning Fortis Bank S.A./N.V. and its managers that would be required of a “filing person.” With respect to views about the fairness of the transaction, the Schedule 13E-3 and the Proxy Statement set forth the views of Purchaser, FB Transportation, and FCC.
The Management Investors do not control either of the Fortis Bank Entities. They are not under the control of the Fortis Bank Entities, nor are they under common control with the Fortis Bank Entities. The cash compensation that the Management Investors will be entitled to receive under their employment agreements with Purchaser or otherwise from Purchaser will not be greater than what they are entitled to receive now. While the Management Investors will own a higher percentage of outstanding common shares in

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

Purchaser than their current percentage ownership of the Company’s outstanding common shares, Purchaser will also be a much smaller enterprise in terms of total assets and revenues than the Company and its subsidiaries, since the marine container assets now owned by the Company will be transferred to a wholly-owned subsidiary of FB Transportation.

It is possible that immediately following the closing of the Assets Sale, the majority of the common shares of Purchaser will be owned by FB Transportation. However, as the revised disclosures indicate, Fortis employees and third-party investors may also purchase common shares of Purchaser at the same per-share price paid to Purchaser by FB Transportation and the Management Investors for their shares. FB Transportation intends to ultimately own not more than 35% to 40% of the outstanding common shares of Purchaser.

Following the closing, Purchaser will be engaged in the business of managing leased marine container assets. The goals of FB Transportation and FCC in the subject transaction are principally to seek additional marine container ownership for Fortis’ merchant banking aviation and intermodal transportation group.

2.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No.5 of Exchange Act Release No. 17719 (Apr. 19, 1981) and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 3, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

Please see response to comment no. 1. Each of FB Transportation, FCC, and Messrs. Tietz, Vaughan, and Kirby has signed the Schedule 13E-3 as a filing person.
Item 3. Identity and Background of Filing Persons
3.	Please disclose the information included in this Item and in Schedules I-II in the document to be delivered to security holders. Refer to Rule 13e-3(e)(1).

The Proxy Statement has been revised in response to the Staff’s comment. See “Important Additional Information” (pages 76-81).

4.	With respect to your disclosure in the paragraph (c) of this Item and in Schedules I-II, please tell us why you need to qualify your disclosure by limiting it to your knowledge, or to the knowledge of CRX, FB Transportation Capital or Fortis. What

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

The qualifier has been deleted. See Schedule 13E-3, Item 3(c).
Proxy Statement
5.	In an appropriate location, please provide the disclosure required by Item 1006(c)(1)-(8) of Regulation M-A.

With respect to the proposed Assets Sale, the matters identified in Item 1006(c)(1)-(8) of Regulation M-A are set forth in the sections of the Proxy Statement identified under Item 6(c) of the Schedule 13E-3. Other than with respect to the proposed Assets Sale, there are no plans, proposals or negotiations of or involving the Company that relate to or would result in any of the matters identified in Item 1006(c)(1)-(8).
Summary Term Sheet, page 1
6.	Please revise your summary term sheet to disclose the fairness determination made by each filing person.

The summary term sheet has been revised in response to the Staff’s comment. See page 2.

7.	We note that one of the members of your Transaction Committee, Mr. WaIker, holds beneficial ownership of 19% of your securities. Please highlight that fact here and clarify here why you believe Mr. Walker is an independent director. What standard are you using to make this determination? Please make a similar revision in the paragraph captioned (i) in the section “Reasons for the Transaction Committee’s Recommendation — Process Followed.”

The summary term sheet and the discussion under “Special Factors — Reasons for the Transaction Committee’s Recommendation — Process Followed” have been revised to highlight Mr. Walker’s beneficial ownership of the Company’s outstanding common shares. See pages 2 and 34. See also “General Company Responses — Status of Mr. Walker” above.
The Assets Sale and Liquidation, page 3
8.	Please highlight in your cover letter that, as disclosed on page 6, all four transaction proposals to be presented at the first meeting must be approved for any of them to be effective.

The Chairman’s cover letter has been revised to make clear that all four Transaction Proposals to be presented at the first special meeting of shareholders must be approved for any of them to be effective.

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

9.	Please update your disclosure with respect to the required third party consents referenced in response to “Are there any conditions to the completion of the Assets Sale?”

The Company supplementally advises the Staff that it is in discussions with third-party container owners whose containers are being managed by the Company and whose consent is required for the Assets Sale, and anticipates receiving all required approvals from such third parties and all required governmental antitrust and anti-competition clearances before the first special meeting of shareholders. Accordingly, no changes have been made to the text following “Are there conditions to the completion of the Assets Sale?” at page 8.
Special Factors, page 12
10.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to include this information in the “Special Factors” section in the beginning of the document. In this respect, please relocate the sections “The Special Meetings” and “Forward-Looking Statements.”

The Company has reordered the text of the Proxy Statement so that “Special Factors” appears after “The Assets Sale and Liquidation.”
Background of the Transaction, page 12
11.	Please name the members of the Transaction Committee in sub-item 1.

The Company has identified the current members of the transaction committee under “Special Factors — Background of the Transaction — Formation of Transaction Committee; Engagement of Raymond James; Interest of Party One” (page 9). A fourth member of the transaction committee, also an independent director, retired from Cronos’ board of directors (and the committee) at the conclusion of the 2006 annual meeting held June 8, 2006.

12.	It is unclear from your disclosure if Raymond James made any presentation, oral or written, to the committee or board of directors. Note that each presentation presented by an outside party, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b)(6) of Regulation M-A. Revise to summarize all the presentations made by Raymond James. Also, file any written presentation referenced above as an exhibit to Schedule 13E-3.

As stated under “Special Factors — Background of the Transaction — Committee and Board Approvals (pages 31-32), at the meeting of the transaction committee and board of directors held in New York on February 28, 2007, Raymond James presented its

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

valuation analysis of the proposed Assets Sale to Purchaser. Raymond James’ valuation analysis is discussed in detail under “Special Factors — Opinion of Cronos’ Financial Advisor” (pages 36-41). This report is being filed as Exhibit (c)(2) to the Schedule 13E-3. In addition, at the February 28, 2007 meeting, Raymond James provided a summary of the transaction process that culminated in the proposed Assets Sale, which process is fully described under “Special Factors — Background of the Transaction” in the Proxy Statement. This summary is being filed as Exhibit (c)(3) to the Schedule 13E-3. Information in the summary identifying the parties with whom negotiations were conducted by the transaction committee (including the parties identified as “Parties One, Two, Three, Four, and Five” in the Proxy Statement) has been redacted and, concurrently herewith, the Company is seeking confidential treatment of such identifying and related information pursuant to Exchange Act Rule 24b-2.
These two reports are the only reports considered by the Company to be “materially related to the Rule 13e-3 transaction,” represented by the proposed Assets Sale to Purchaser. Nevertheless, the Company is aware of the Staff’s views on “materially related” for purposes of Item 1015(a) of Regulation M-A, and, accordingly, is also filing, as Exhibits to the Schedule 13E-3, a report prepared by Raymond James and presented to the transaction committee on June 7, 2006, and an analysis prepared by Raymond James and presented to the board of directors on August 3, 2006, the latter in connection with the proposed transaction with “Party Five,” again with redactions of information identifying Party Five and the other interested parties with whom the Company had conducted, and was conducting, negotiations. The Company’s request for confidential treatment, submitted concurrently herewith, includes the information redacted from these earlier reports.
As stated in the Proxy Statement, Raymond James was retained in May 2004 to provide preliminary and general advisory services to the Company, and made presentations to the Company’s board of directors on June 2, 2004 and August 5, 2004. At the August 5, 2004 board meeting, Raymond James addressed general industry and market conditions and gave an overview of the strategic alternatives available to the Company, which included staying the course, growing through acquisitions, raising additional equity capital, going private in a buyout, and selling to a strategic buyer. After the board’s August 5, 2004 meeting, the board directed management and Raymond James to develop a proposal for approaching three container leasing companies for a possible acquisition of one of them by the Company. Before management and Raymond James could develop such a proposal, a competitor expressed interest in a combination with the Company, and thus began the process that led to the proposed Assets Sale to Purchaser. After the overture made by the competitor, the engagement with Raymond James was revised to secure its assistance in this process. See “Special Factors — Background of the Transaction — Formation of Transaction Committee; Engagement of Raymond James; Interest of Party One” (page 10). The Company does not believe that Raymond James’ June and August 2004 reports (collectively, the “2004 Reports”) are reports that are “materially related to the Rule 13e-3 transaction” within the meaning of Item 1015(a) of Regulation M-A, and therefore has not filed them as exhibits to the Schedule 13E-3.

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

The term “Rule 13e-3 transaction” is defined in Rule 13e-3(a)(3):
     “A ‘Rule 13e-3 transaction’ is any transaction or series of transactions involving one or more the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section: ...”
Cronos’ proposed Assets Sale to the Purchaser qualifies as a “Rule 13e-3 transaction” because it involves a proxy solicitation subject to Regulation 14A seeking consent of the shareholders of Cronos to a sale of all of its assets to Purchaser, and, if the Assets Sale is consummated, Cronos’ common shares will be delisted from the Nasdaq Global Market and deregistered under Sections 12(b) and 12(g) of the Exchange Act.
In June and August of 2004 no such transaction was being pursued or even contemplated. Raymond James’ 2004 Reports were what one would typically expect from a newly-engaged investment banker — an overview of the Company, its market, and the strategic alternatives available to the Company, including “staying the course.” The one course of action selected by the board at the August 5, 2004 meeting — exploring the acquisition of another container leasing company — would not have entailed a Rule 13e-3 transaction.
The Company does not believe that filing the 2004 Reports as exhibits to the Schedule 13E-3 would add to the understanding of Cronos’ shareholders of the proposed transaction with Purchaser, as the market and industry conditions addressed by Raymond James in 2004 were materially different than those existing in 2006 and 2007, when the Assets Sale was being negotiated with Purchaser. Furthermore, the 2004 Reports do not provide any analysis of transactional alternatives to the proposed Assets Sale to Purchaser. Stated simply, the 2004 Reports were not part of the process which led to the “Rule 13e-3 transaction” with Purchaser, and the probable effect of their inclusion in the public record would be to obfuscate, not clarify, the negotiations that led to the proposed Assets Sale to Purchaser.
As noted above, even the tentative step taken by the board of directors in response to Raymond James’ August 2004 presentation — considering the acquisition of a competitor — was overtaken by events just one month later, when Party One, a competitor of the Company’s, made an overture to combine the Company with Party One. See “Special Factors — Background of the Transaction — Formation of Transaction Committee; Engagement of Raymond James; Interest of Party One” (pages 9-11). The subsequent institution of the TOEMT litigation, in December 2004, lead to a hiatus in the transaction process of approximately eleven months. See “Special Factors — Background of the Transaction — The TOEMT Litigation” (page 11).
To assist the Staff in evaluating the Company’s position on the filing of the 2004 Reports, we are enclosing, for the supplemental information of the Staff, copies of the 2004

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

Reports. If the Staff does not disagree with the Company’s position, then we request that these materials be returned to the undersigned.

The Company confirms that the aforesaid reports, including the 2004 Reports, represent all written reports, opinions, consultations, proposals or presentations it received from Raymond James since its engagement in May 2004. (Raymond James’ oral status reports to the transaction committee and to the board are disclosed throughout the discussion of the background of the transaction.)
Recommendation of the Transaction Committee and the Board Directors, page 34
13.	Please revise to provide the disclosure required by Item 1013(a) and (b) of Regulation M-A for each filing person.

See “General Company Responses — The Assets Sale vs. the Going Private Transaction” above. The Company does not believe it appropriate to include in “Special Factors — Recommendation of Transaction Committee and Board of Directors” (page 32) a statement of the purpose of the “Rule 13e-3 transaction” or the “alternatives” considered. Cf. Item 1013(a), (b) of Regulation M-A. The purpose of the Assets Sale is to sell all of the assets of Cronos to Purchaser for a cash consideration equal to $16.00 per common share of Cronos: this is apparent throughout the Proxy Statement, but a succinct statement of this purpose has been added to the summary term sheet (page 1). The “alternatives” to the Assets Sale to Purchaser, in the sense of the alternative transactions considered by the committee, are discussed at length under “Special Factors — Background of the Transaction,” and the reasons the transaction committee concluded the proposed Assets Sale to Purchaser to be superior to the other proposed transactions are set forth under “Special Factors — Reasons for the Transaction Committee’s Recommendation” (pages 32-34). The alternative to doing any transaction — remaining independent — is discussed under “Special Factors — Reasons for the Transaction Committee’s Recommendation — Remaining Independent” (pages 33-34). For a statement of the Management Investors’ purposes in agreeing to invest in and, in Mr. Younger’s case, become the chief executive officer of the Purchaser, see “Special Factors — Position of the Management Investors as to Fairness” (pages 42-43).

For revisions in response to this comment on behalf of Purchaser, FB Transportation, and FCC, see “Special Factors — Position of Purchaser, FB Transportation, and FCC as to Fairness” (pages 43-45).

14.	We note your disclosure here and elsewhere in the proxy statement that the Transaction Committee and the board of directors determined that the merger is fair to and in the best interests of your “shareholders (other than Fortis and its affiliates).” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

The Company has revised the text of the Proxy Statement throughout to make clear the transaction committee’s and board of directors’ belief that the proposed Assets Sale is fair to and in the best interests of the Company’s unaffiliated shareholders. A definition of “unaffiliated shareholders” has been added to the summary term sheet to mean those shareholders of the Company other than the Fortis Entities, the Management Investors, and Mr. Walker and the investment funds he manages. See, e.g., “Special Factors — Recommendation of the Transaction Committee and the Board of Directors” (page 32).

Mr. Walker, by reason of his position as a director of the Company and the Cronos common shares owned by him and by investment funds he manages, may be deemed to be an affiliate of the Company. Notwithstanding this, or the Company’s inclusion of Mr. Walker and the investment funds he manages within the definition of “unaffiliated shareholders” in the Proxy Statement, for the reasons stated under “General Company Responses — Role of Interested Shareholders, and Status of Mr. Walker” above, the transaction committee and the board of directors of the Company does not regard Mr. Walker’s interest in the proposed Assets Sale to Purchaser to be any different from the interests of the Company’s unaffiliated shareholders in the proposed Assets Sale.

15.	We note that the board of directors acted on the recommendation of the Transaction Committee in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise. Please apply this comment to the Transaction Committee fairness determination as it relates to the Raymond James opinion and to the Purchaser’s fairness determination (third bullet point on page 44).

The Company has revised the Proxy Statement to clarify that the board of directors adopted the analysis and discussion of the transaction committee. See “Special Factors — Reasons for the Board’s Recommendation” (page 36). Because the transaction committee made its own fairness determination of the proposed Assets Sale to Purchaser, taking into account, in part, the fairness opinion of Raymond James, the committee does not believe that this comment applies to the transaction committee’s fairness determination.

Purchaser, FB Transportation, and FCC base their fairness determination, in part, on the fact that the Company’s transaction committee, composed of independent directors, received advice from an independent investment banker, but Purchaser, FB Transportation, and FCC do not adopt the analysis of Raymond James.
Reasons for the Transaction Committee’s Recommendation, page 35
16.	Please revise your disclosure to address the net book value or going concern value. Refer to Instruction 2 to Item 1014 of Regulation M-A.

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

The Company has revised the text to address the transaction committee’s consideration of net book value in determining the fairness of the proposed Assets Sale. See “Special Factors — Reasons for the Transaction Committee’s Recommendation — Net Book Value of the Company’s Common Shares” (page 34).

17.	Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor’s opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor’s fairness opinions addressed fairness with respect to (i) the asset sales rather than the going private transaction, and (ii) security holders of your common shares other than Fortis and its affiliates, rather than all security holders unaffiliated with the company.

See the Company’s response to comment no. 14. The transaction committee made an independent determination of fairness, relying, in part, on the fairness opinion of Raymond James. The transaction committee, in making its fairness determination, was aware of the interest of the Management Investors in the Assets Sale and, as noted in the Company’s response to comment no. 14, the text of the Proxy Statement has been revised throughout to make clear that the transaction committee concluded that the proposed Assets Sale is fair to the Company’s unaffiliated shareholders. See also “General Company Responses — the Assets Sale vs. the Going Private Transaction, and Role of Interested Shareholders” above.

18.	Please revise clause (xii) to explain how the Transaction Committee considered the company’s business, financial condition, results of operation, and business plan. What specifically about these factors allowed the committee to make its fairness determination and why were these factors viewed as positive in the committee’s analysis.

Each of the three members of the transaction committee is a long-term director of the Company: Mr. Walker has served on Cronos’ board since 1999, Mr. Taylor since 1998, and Mr. Melzer since 1999. Their knowledge of the Company’s business, financial condition, results of operations, and business plan was a factor in their reaching the conclusion that the proposed Assets Sale is advisable and fair to and in the best interests of Cronos’ unaffiliated shareholders. Nevertheless, the committee has concluded that this knowledge is most relevant to the committee’s conclusion that the proposed Assets Sale is preferable to Cronos’ remaining independent, and accordingly the factors cited in clause (xii) have been included instead in clause (viii) — “Remaining Independent,” pages 33-34, as informing the Committee’s conclusion that approving the proposed Assets Sale was preferable to Cronos’ remaining independent.

19.	Refer to our prior comment. Please address what, if any, consideration the Transaction Committee and the board of directors gave to Mr. Walker being the beneficial owner of 19% of your securities.

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

See the Company’s response to comment no. 7 and “General Company Responses — Status of Mr. Walker” above.

20.	Refer to the disclosure relating to procedural fairness on page 37. Clarify how the Transaction Committee and the board made a determination of procedural fairness even though the going private transaction does not require the approval of unaffiliated security holders and no unaffiliated representative acting solely on behalf of the unaffiliated security holders appears to have been retained. We also note that the committee, whose members included representatives of a 19% security holder, structured and negotiated the transaction and its terms.

See “General Company Responses — Role of Interested Shareholders, and Status of Mr. Walker” above. The common shares of the Company owned by the Fortis Entities and the Management Investors are not sufficient to control the outcome of the shareholder vote required to approve the Transaction Proposals. The transaction committee, for the reasons stated under “Process Followed,” pages 34-35, particularly in clause (ii), believes that it did act for the Company’s unaffiliated shareholders in negotiating with interested parties and in negotiating the proposed Assets Sale with Purchaser:
     “(ii) The members of the transaction committee will not personally benefit from the Assets Sale or the liquidation of the Company in a manner different from our other shareholders (other than Fortis and its affiliates and the Management Investors), except with respect to customary indemnification and officer and director liability insurance coverage under the terms of the Asset Purchase Agreement.”
The Proxy Statement has been revised to state, as an additional negative factor, the fact that approval of the Transaction Proposals does not require approval by vote of a majority in interest or at least two-thirds in interest, as the case may be, of the unaffiliated shareholders of Cronos. See “Special Factors — Reasons for the Transaction Committee’s Recommendation — Negative Factors” no. (viii) (page 35).
Opinions of Cronos’ Financial Advisor, page 38
21.	Please provide a cross-reference to where the financial projections appear in your proxy.

A cross reference to the financial projections has been included at page 37.

22.	Please revise to disclose the data underlying the results described in connection with the analyses performed by Raymond James and to show how that information resulted in the multiples/values disclosed, and explain how the results in each analysis support the fairness opinion given by Raymond James. For example, disclose (i) the enterprise and equity values, EBITDA, pre-tax income, book value and net income information for each comparable company that is the basis for the

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

multiples disclosed on page 41 with respect to the Selected Public Companies Analysis and the Cronos data to which Raymond James applied those multiples to arrive at the implied per share equity values, (ii) the data from each transaction that resulted in the multiples disclosed on page 41 with respect to the Selected Transaction Analysis and the Cronos data to which Raymond James applied those multiples to arrive at the results disclosed, (iii) the names of the parties in the transactions used for the Transaction Premium Analysis as well as the transaction price and premium/discounts identified for each transaction, and (iv) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis and how Credit Suisse [sic] derived implied per share equity values from that data. To the extent this underlying data was not provided to the Transaction Committee or board of directors, please state so here and, in an appropriate location, explain how the committee and board were able to rely on this advisor’s opinion without having access to such data.

The Proxy Statement has been revised to respond to the Staff’s comments. See “Special Factors — Opinion of Cronos’ Financial Advisor” (pages 36-41). In addition, as stated in the Company’s response to comment no. 12, Raymond James’ valuation analysis as presented to the transaction committee and the board of directors of Cronos in New York on February 28, 2007 has been filed as Exhibit(c)(2) to the Schedule 13E-3.

23.	Refer to the Selected Public Companies Analysis. Please disclose whether Raymond James considered, in reaching its opinion, that the offer consideration was below all measures relating to the equity value/book value and equity value/net income multiples. In an appropriate section of the proxy statement, disclose whether the Transaction Committee or board of directors considered these results in making their fairness determination. Similarly, apply this comment to the offer consideration being slightly above the minimum equity value/book value, and below all other measures, in the Selected Transaction Analysis.

Raymond James considered each of the measures of valuation (trading analysis, selected transaction analysis, transaction premium analysis, discounted cash flow analysis, and additional considerations) in reaching its fairness opinion. As stated in the text (page 41):
     “The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Raymond James believes that its analysis must be considered as a whole and that selecting portions of its analysis, without considering the analysis taken as a whole, would create an incomplete view of the process underlying the analysis set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James’s view of the actual value of the Company.”

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

In addition, the text has been revised to clarify that Raymond James considered each of the implied prices of its selected transaction analysis in arriving at its fairness opinion. See “Special Factors — Opinion of Cronos’ Financial Advisor” (pages 39-40).

The fairness opinion of Raymond James was one factor relied upon by the transaction committee in reaching its determination as to the fairness of the proposed Assets Sale. The text of the Proxy Statement has been revised to make clear that the transaction committee, in considering the valuation analysis of Raymond James, was aware of its individual components. See “Special Factors — Reasons for the Transaction Committee’s Recommendation — Opinion of the Company’s Financial Advisor” (page 33).

24.	Please explain why Raymond James excluded only transactions in the real estate and financial services industries in the Transaction Premium Analysis. How did Raymond James become comfortable that transactions in other dissimilar industries were appropriate for its analysis?

Raymond James included other diverse industries in its analysis in order to allow the sample size to be large enough to be meaningful (it had 53 transactions) within a relatively short historical time period (18 months for the analysis). During the 18-month period used for the “Transaction Premium Analysis,” there were no transactions in the $100 million to $300 million enterprise value size range in the Company’s industry of intermodal container leasing.

Raymond James excluded real estate and financial services transactions in the Transaction Premium Analysis because transactions in those industries typically have lower acquisition premiums than transactions in other industries.

25.	Refer to the Discounted Cash Flow Analysis. Please explain how Raymond James determined that terminal value multiples of 6.5x-7.5x were the most appropriate indicators of value. With respect to the discount rates used in this analysis, disclose who calculated the underlying weighted average cost of debt and equity.

The Proxy Statement has been revised to state how the terminal value multiples and discount rates were derived. See “Special Factors — Opinion of Cronos’ Financial Advisor” (pages 40-41).

26.	Please quantify the compensation paid or payable to Raymond James by the company and all other filing persons and their affiliates in connection with the fairness opinion and any other services provided during the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

The Proxy Statement has been revised to quantify the specified compensation. See “Special Factors — Opinion of Cronos’ Financial Advisor” (page 41).

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

Position of Peter J. Younger as to Fairness, page 43
27.	Please revise the first sentence in this section. Mr. Younger is required to make a fairness determination as a filing person in the Schedule 13E-3. Please remove any implication that there is any doubt as to this requirement.

The Proxy Statement has been revised to respond to this comment. See “Special Factors — Position of the Management Investors as to Fairness” (pages 42-43).

28.	We note your disclosure in the last paragraph in this section that the disclosure “is believed to include all material factors considered by Mr. Younger.” Each filing persons must disclose all materials factors considered in making a fairness determination. Please revise.

The reference to “is believed” has been deleted. See “Special Factors — Position of the Management Investors as to Fairness” (pages 42-43).
Position of Purchaser as to Fairness, page 44
29.	Please revise to ensure that the disclosure of the Purchaser’s fairness determination complies with the requirements of Item 1014 of Regulation M-A and Instruction 2 thereto.

The Proxy Statement has been revised to respond to this comment. See “Special Factors — Position of Purchaser, FB Transportation, and FCC as to Fairness” (pages 43-45).

30.	Please revise the disclosure to ensure that the fairness determination made by the Purchaser addresses the going private transaction and not only the Assets Sale, which appears to be a part of the going private transaction. Refer to Item 1014 of Regulation M-A.

See “General Company Comments — The Assets Sale vs. the Going Private Transaction” above; “Special Factors — Position of Purchaser, FB Transportation, and FCC as to Fairness” (pages 43-45).

31.	We note that in the first bullet point in this section the Purchaser considered the “arm’s-length negotiations” between the Transaction Committee and the Purchaser Parties. We also note that Fortis has various affiliations with the company. In light of this, what is the basis upon which the Purchaser believes the negotiations were conducted at arm’s length?

The reference to “arm’s-length” has been deleted. See “Special Factors — Position of Purchaser, FB Transportation, and FCC as to Fairness” (pages 43-45).

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

An examination of the overall negotiation process, described in “Special Factors — Background of the Transaction” (pages 9-31), demonstrates that the extensive negotiations between the Purchaser Parties and the transaction committee, as well as the negotiations between other interested parties and the transaction committee, were important factors in determining substantive and procedural fairness of the transaction.

According to this description, the transaction committee vigorously pursued several prospective transaction opportunities unrelated to Purchaser and the Assets Sale, including:
•	A proposal to combine with a container leasing competitor (see pages 9-11);

•	Offers from two additional competitors (see pages 11-13);

•	An offer from a private equity fund with investments in the container leasing industry (see pages 12-13);

•	An offer from a U.S. equipment leasing and finance affiliate of an international financial institution (see page 14).
The actions taken by the transaction committee in pursuing these prospective transactions strongly indicate a process to achieve the most beneficial transaction for the shareholders of the Company.

Likewise, nothing about the transaction committee’s dealings with Purchaser, FB Transportation and FCC over the course of the negotiations indicates that the parties were not operating at arm’s length. According to the Company’s description, all negotiations preceding the selection of FB Transportation and Purchaser as the purchasing parties and the agreed-upon purchase price were conducted on behalf of the Company exclusively by the transaction committee and Raymond James. FB Transportation and Purchaser did not receive any preferential treatment in the negotiation process, and competed with other prospective purchasers before the Assets Sale plan was selected. For instance, FCC’s initial requests to enter into exclusive negotiations with the Company were rejected, and the Company, in fact, entered into exclusive negotiations with another party that initially proposed a higher purchase price. After agreeing to enter into exclusive negotiations with FCC on October 30, 2006, the Company allowed the applicable exclusivity period to expire in December of 2006 and renewed negotiations with a third party, and finally entered into final negotiations with FB Transportation and Purchaser only after those negotiations faltered and FB Transportation and Purchaser submitted an increased offer on February 9, 2007.
Interest of Directors and Officers of Cronos in the Assets Sale, page 45
32.	Please provide tabular disclosure of the payments to be received by each director and officer in connection with the going private transaction whether as a result of the liquidation payment per owned and per accelerated security, change of control

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

payments or in connection with a transaction bonus (to the extent not already waived).

A table has been added to the Proxy Statement in response to this comment. See “Special Factors — Interest of Directors and Executive Officers of Cronos in the Assets Sale — Table of Payments” (page 48).
Selected Financial Data, page 71
33.	Please revise your disclosure to provide all of the information required by Item 1010(c)(1), (4) and (5) of Regulation M-A. Additionally, please provide the financial information for the quarter ended March 31, 2007.

The selected financial data has been revised as requested, including the inclusion of financial information for the quarter ended March 31, 2007, with the exception of a calculation of the ratio of earnings to fixed charges. The Company has no registered debt securities or registered preference equity securities that would require this information. Cf. Regulation S-K, Rule 503(d). See “Selected Financial Data” (page 82).
Unaudited Pro Forma Financial Information, page 73
34.	Please explain the term “net issuance” used in the second bullet point on page 73.

The term “net issuance” has been explained. See “Unaudited Pro Forma Financial Information” (page 84).
Financial Projections, page 75
35.	We note in the third paragraph that you are disclosing “the key measures of the Company’s financial performance.” Please revise to disclose the full financial projections as provided to third parties.

The financial projections have been revised to include the full five-year projected statements of income and balance sheet data (for the years 2007-2011) provided by the Company to Raymond James in connection with Raymond James’ February 28, 2007 presentation to the transaction committee and board of directors in support of its fairness opinion. See “Financial Projections” (pages 86-88).
Security Ownership of Certain Beneficial Owners and Management, page 105
36.	We note in the footnotes relating to Mr. Walker’s beneficial ownership the disclaimer of beneficial ownership “except to the extent of his pecuniary interest...” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

There has been added to note 1 to the table an explanation that “beneficial ownership” as used in preparing the table has been applied as defined in Rule 13d-3, and therefore the

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

disclaimers in notes (8)-(10) have been deleted. See “Security Ownership of Certain Beneficial Owners and Management” notes (8)-(10) (page 118). However, the Rule 16a-1(a)(2) definition of beneficial ownership has been used in preparing the new table appearing under “Special Factors — Interest of Directors and Executive Officers of Cronos in the Assets Sale — Payments Table” (page 48 note 1).
Other Information, page 107
37.	It appears that in the second paragraph of this section you are attempting to “forward incorporate” documents into the proxy statement. Note that Schedule 13E-3 does not specifically permit “forward incorporation” of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference. Please revise.

The Company does not intend to forward incorporate documents with respect to its Schedule 13E-3, and confirms its obligation to amend its Schedule 13E-3 each time a document is filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until such time as it files a final amendment to the Schedule 13E-3 reporting on the results of the Rule 13e-3 transaction. Rule 13e-3(c)(3).
Forms of Proxy Cards
38.	Please revise each of the forms of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

The forms of proxy cards have been identified as being preliminary.

Greene Radovsky Maloney Share & Hennigh LLP
Securities and Exchange Commission
May 16, 2007

     If the Staff has any questions or comments on these responses, the Proxy Statement, or the Schedule 13E-3, it should feel free to contact me by telephone to (415) 248-1501, by fax to (415) 777-4961, or by email to jfotenos@greeneradovsky.com.
Very truly yours,
/s/ James F. Fotenos
James F. Fotenos

JFF/cdf
Enclosures
cc:	Dennis J. Tietz
Elinor A. Wexler
Milton J. Anderson
Marc. H. Folladori, Esq.
David L. Ronn, Esq.
Adam P. Siegman, Esq.
Heather J. Kirlin, Esq.